Mail Stop 0407

      February 28, 2005


James W. Cuminale
Executive Vice President-
  Corporate Development, General
  Counsel and Secretary
PanAmSat Holding Corporation
20 Westport Road
Wilton, Connecticut  06897

	RE:  	PanAmSat Holding Corporation
      Registration Statement on Form S-1/A
      Filed February 17, 2005
      File No. 333-121463

      Registration Statement on Form S-4
      Filed December 17, 2004
      File No. 333-121423

Dear Mr. Cuminale:

      We have reviewed your Form S-1 and have the following comments.
Note that we also are reviewing your Form S-4 only to the extent that our comments on your Form S-1 apply to the disclosure in your Form S-
4. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      As we have conducted only a limited review of your Form S-4, we urge all persons who are by statute responsible for the adequacy and accuracy of the registration statement to be certain that all information required pursuant to the Securities Act of 1933, as amended, has been included.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-1/A filed February 17, 2005

Dividend Policy and Restrictions, page 31

   Estimated Cash Available to Pay Dividends, page 33
1. Revise the table on page 33 to show the same amount of "cash interest expense on indebtedness" as shown on page 34.

   Pro Forma Cash Available to Pay Dividends, page 34
2. We are reissuing prior comment six. Revise the table to subtract the payments to cash out the restricted stock units and stock options and bonuses paid to certain executives as described in your note 12.
We believe that these costs may occur in future periods and therefore should not be deducted from Adjusted EBITDA.
3. Please revise note (3) to clarify that the line item for "cash interest expense" in the table on page 33 includes all cash payments, including your estimate of capitalized interest for the Initial Four
Quarters.

Management`s Discussion and Analysis, page 53

	Change-in-control obligations, page 95
4. Please tell us why you have deleted the paragraph concerning the change-in-control severance agreements with other executive officers.

Supplemental information concerning Merrill Lynch Procedures
      Deal Sketch page
5. If you intend to rely on Rule 134, please include the Rule
134(b)
legend.
6. The information on float post-offering, shares outstanding post-
offering (fully diluted), and pot split is not permitted by Rule
134
and should be removed if you intend to rely on the safe harbor.
7. Please provide us with, or describe, the information you will link to from the buttons on the left side of the page entitled "Internet presentations," "Related resources," and "Investor demo."

      After Pricing page
8. Please tell us whether this page will be visible to investors. If so, also tell us whether it will be accompanied by a final prospectus. If not and if you intend to rely on Rule 134, please remove the information on greenshoe, last sale, gross spread, selling concessions, underwriting fees, management fees, global coordinator fees, managers praecipium, re-allowance fees and stabilization agent.

*	*	*	*

      As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	You may contact Alonso Rodriguez, Staff Accountant, at (202) 824-5497, or Terry French, Accountant Branch Chief, at (202) 942-
1998, if you have any questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Staff
Attorney, at (202) 942-1916, or me, at (202) 942-1990, with any other
questions.


					Sincerely,



					Larry Spirgel
					Assistant Director


cc:	via facsimile (212) 455-2502
      Joseph Kaufman, Esq.
	Simpson, Thatcher & Bartlett LLP

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Mr. Cuminale
PanAmSat Holding Corporation
February 28, 2005
Page 2